U. S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

CUSIP Number 88321N 10 6                              SEC File Number 1-11034

                                 FORM 12b-25

                        NOTIFICATION OF LATE FILING

                                (Check One)
          (X)Form 10-KSB ( ) Form 10-K ( )Form 11-K (  )Form 20-F
                ( )Form 10-QSB ( ) Form 10-Q ( ) Form N-SAR

     For Period Ended:  December 31, 2002

     ( )  Transition Report on Form 10-K
     ( )  Transition Report on Form 20-F
     ( )  Transition Report on Form 11-K
     ( )  Transition Report on Form 10-Q
     ( )  Transition Report on Form N-SAR
     For the Transition Period Ended:



Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:
                       n/a


Part I - Registrant Information


Full Name of Registrant: TGFIN HOLDINGS, INC.

Former Name if Applicable:   N/A

Address of Principal Executive Office (Street and Number): 39 Broadway, Suite
740

City, State and Zip Code: New York, New York 10006


Part II - Rules 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate)

( ) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative


State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

During its prior fiscal quarter, the Company merged with TradinGear.com Incorporated, which now constitutes substantially all of the Company's assets and revenues. TradinGear.com Incorporated had been privately owned and had maintained its books and records on a calendar year basis. It has taken an extended period of time to integrate the financial books and records of the two companies and to align the fiscal periods of the Company, which had used an April 30th fiscal year end, with that of TradinGear.com Incorporated so that the Company can adopt the calendar year as its reporting period.
_________________________________________________________________
Part IV - Other Information


(1) Name and telephone number of person to contact in regard to this information: Mark Gasarch, Esq. (212) 956-9595

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
no, identify report(s).            (X) Yes             ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               (x) Yes             ( ) No


     If so, attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

Since the merger of the Company (formerly Digitran Systems Incorporated) and TradinGear.com Incorporated took place on September 12, 2002, there are no "results of operations from the corresponding period for the last fiscal year (December 31, 2001)". Taken separately, TradinGear. Com, Incorporated had a loss from operations (audited) of $436,651 for the fiscal year ended December 31, 2001 and Digitran Systems Incorporated had no continuing operations during that same period. However, until the financial statements of both companies have been completed and consolidated, no quantitative estimate can be made at this time regarding the results from operations for the fiscal year just ended. Nevertheless, no significant change in results of operations or trends apparent therein, from those reported in the previous 10-QSB (for the period ended September 30, 2002) are anticipated to be reflected in the earnings statement of the 10-KSB for the year ended December 31, 2002.


                       TGFIN HOLDINGS, INC.
           (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 2003              By/s/ Samuel Gaer
                                     ----------------------
                                     Samuel Gaer, President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).